Exhibit 99.2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the three and nine months ended September 30, 2020, as well as the annual MD&A dated March 20, 2020 (the 2019 Annual MD&A), and annual audited consolidated financial statements and accompanying notes for the years ended December 31, 2019 and December 31, 2018. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In this MD&A, unless the context otherwise dictates, a reference to the “Company”, “we” or “our” refers to Turquoise Hill Resources Ltd. and a reference to “Turquoise Hill” refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

The MD&A refers to the All Injury Frequency Rate (AIFR), which is an indicator of workplace health and safety and provides insight into an organization’s efforts to protect its workforce from work-related hazards. Oyu Tolgoi’s AIFR is based on 200,000 hours of work exposure.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 30.

This MD&A also contains certain non-GAAP (or non-IFRS) measures. Please refer to the section titled “Non-GAAP Measures” commencing on page 27.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risks and Uncertainties” in this MD&A commencing on page 21.

The effective date of this MD&A is November 13, 2020.

September 30, 2020	Page| 1

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

TABLE OF CONTENTS

HIGHLIGHTS	3

OPERATIONAL OUTLOOK FOR 2020	4

2021 OUTLOOK	5

OUR BUSINESS	5

SELECTED FINANCIAL METRICS	6

OYU TOLGOI	7

FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL	12

GOVERNMENT RELATIONS	14

CORPORATE ACTIVITIES	16

INCOME AND OTHER TAXES	17

LIQUIDITY AND CAPITAL RESOURCES	18

SHARE CAPITAL	19

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY	20

OFF-BALANCE SHEET ARRANGEMENTS	20

CONTRACTUAL OBLIGATIONS	21

CRITICAL ACCOUNTING ESTIMATES	21

RECENT ACCOUNTING PRONOUNCEMENTS	21

RISKS AND UNCERTAINTIES	21

RELATED-PARTY TRANSACTIONS	24

SELECTED QUARTERLY DATA	26

NON-GAAP MEASURES	27

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	29

QUALIFIED PERSON	30

CAUTIONARY STATEMENTS	30

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION	30

September 30, 2020	Page| 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

HIGHLIGHTS

•	Oyu Tolgoi’s commitment to safety is evidenced by an AIFR of 0.17 per 200,000 hours worked for the nine months ended September 30, 2020, which includes an outstanding Q3 AIFR of 0.03.

•	In Q3’20, the Oyu Tolgoi open pit continued to operate uninterrupted and produced 36,286 tonnes of copper and 36,743 ounces of gold.

•

Copper production remains on track to achieve guidance of 140,000 to 170,000 tonnes, while forecast 2020 gold production is trending towards the higher end of the previously announced 155,000 to 180,000 ounce range.

•	Q3’20 mill throughput was 0.3% higher compared to Q3’19 due to slightly higher mill availability.

•

Revenue of $264.4 million in Q3’20 increased 26.4% from $209.2 million in Q3’19. Copper revenue increased by 29.5% driven by higher sales volumes and a 12.5% increase in average copper price. Gold revenue increased by 16.6% driven by a 29.7% increase in average gold price partly offset by lower volumes of gold in concentrate sold.

•

Income for the period was $161.7 million compared with $45.1 million in Q3’19. This difference was primarily due to a $55.2 million increase in revenue versus Q3’19 together with $86.1 million of additional deferred tax assets recognized in Q3’20 versus Q3’19. Income attributable to owners of Turquoise Hill in Q3’20 was $128.6 million or $0.64 per share, compared with $71.7 million or $0.36 per share in Q3’19.

•

Cash generated from operating activities before interest and taxes in Q3’20 was $89.2 million, versus $13.1 million used in operating activities in Q3’19, primarily due to a $61.5 million improvement in gross margin resulting from higher sales revenue, together with more favourable movements in working capital.

•	2020 capital expenditure guidance on a cash-basis for open-pit operations has been reduced to approximately $60 million to $70 million from $70 million to $90 million.

•	In Q3’20, cost of sales was $2.22 per pound of copper sold and C1 cash costs[1] were $1.48 per pound of copper produced. All-in sustaining costs[1] were $1.88 per pound of copper produced.

•

Total operating cash costs[1] of $181.4 million in Q3’20 increased 3.6% from $175.1 million in Q3’19, principally due to higher royalty costs resulting from higher sales revenue, partially offset by lower milling costs.

•

Total operating cash costs[1] and C1 cash costs[1] guidance ranges for 2020 are based upon estimated costs of sales of $2.10 to $2.50 per pound of copper sold. Operating cash costs[1] guidance remains at $780 million to $830 million. C1 cash costs[1] guidance range has been reduced to $1.30 - $1.70 per pound of copper produced from $1.60 - $2.00 per pound of copper produced.

•	During Q3’20, underground development spend was $242.1 million, resulting in total project spend since January 1, 2016 of approximately $4.2 billion.

•

As at September 30, 2020, Turquoise Hill has $1.3 billion of available liquidity, which under current projections is expected to be sufficient to meet the requirements of the Company, including its operations and underground development, into Q2’22.

•

On September 9, 2020, Turquoise Hill and Rio Tinto plc (Rio Tinto) signed a non-binding Memorandum of Understanding (MOU) concerning the funding of Oyu Tolgoi that reflects the parties’ understanding to pursue a re-profiling of existing project debt in line with current cash flow projections, and further to seek to raise supplemental senior debt (SSR) in the aggregate amount of up to $500 million.

[1]	Please refer to Section – NON-GAAP MEASURES – on page 27 of this MD&A for further information.

September 30, 2020	Page| 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

Overall, underground lateral development has now reached 48,604 eqm, and progress continues broadly in line with expectations set forth in the Oyu Tolgoi Technical Report filed on August 28, 2020 (OTTR20).

•

All surface infrastructure required for first sustainable production is complete and the team is focused on the safe and efficient delivery of the critical underground Material Handling System 1 (MHS1). The balance of project infrastructure to be delivered post the completion of MHS1 is not needed for first sustainable production; however, it is needed to support the production ramp-up profile and the life of mine production capacity.

•

Although shafts 3 and 4 continue on care and maintenance, some commissioning activities have advanced in preparation for shaft sinking, including rope installation and no-load testing of the Shaft 4 hoisting system. Further substantial progress will require the remobilisation of international shaft-sinking specialists, and subject to local border restrictions, preparation is underway to mobilise these contractors and commence sinking before the end of Q4’20. The review of the impacts of the shaft 3 and 4 delays are ongoing, but first sustainable production is not anticipated to be affected. We will communicate any implications, particularly for Panel 1 and Panel 2 ramp-ups that shaft 3 and 4 will support, at an appropriate time.

•

Preliminary indications from the definitive estimate process are that first sustainable production is trending towards the earlier months of the previously guided range of October 2022 to June 2023, including a base case of October 2022, and that the forecast development capital cost remains within the range of $6.6 to $7.1 billion with a base case of $6.8 billion. Turquoise Hill is undertaking an independent technical assurance process into the preliminary definitive estimate communicated by the manager. The cost and schedule range assumes an easing of travel restrictions and COVID-19 related controls from the time of reporting, which will continue to be monitored and reviewed.

•

During Q3’20, Turquoise Hill built an exploration team, employing six skilled personnel to add to the Ulaanbaatar-based technical services team. Turquoise Hill is well-placed to be a leader of exploration in South Gobi by harnessing the experience and knowledge of the new team together with our established in-country presence.

•

Subsequent to the end of the quarter, on November 4, 2020, the Company announced that it commenced arbitration proceedings seeking a declaration to clarify the provisions of certain agreements with Rio Tinto International Holdings Limited (RTIHL) relating to their role and obligations to support the Company in seeking additional financing for the Oyu Tolgoi project. The arbitration was commenced in British Columbia, in accordance with the relevant agreements between the parties.

•

The Company recognises the unprecedented situation surrounding the ongoing COVID-19 pandemic. Turquoise Hill has established a business resiliency team and is closely monitoring the effect of the COVID-19 pandemic on its business, operations and our people and will continue to update the market on the impacts to the Company’s business and operations in relation to these extraordinary circumstances. See the “RISKS AND UNCERTAINTIES” section of this MD&A.

OPERATIONAL OUTLOOK FOR 2020

Oyu Tolgoi production guidance from both the open pit and the commencement of processing of underground development material remains within the ranges of 140,000 to 170,000 tonnes of copper and 155,000 to 180,000 ounces of gold respectively, with gold production trending towards the higher end of the range. Although the mid-point of the 2020 copper production range guidance is higher than 2019 production, lower gold production is expected for 2020 compared to 2019. This is due to the need to mine through lower gold grade material on the periphery of the South West pit as Phase 4B sinks towards the highest gold and copper grades lower in the pit. Initiatives implemented by Oyu Tolgoi have thus far been successful in bringing forward into 2020 the higher gold bearing ore that was previously scheduled to be mined in 2021, and this is expected to continue through the remainder of the year. Even assuming these initiatives bear success in 2020, the Company has maintained its 2021 gold production outlook. Mill throughput for 2020 is expected to be approximately 40 million tonnes.

September 30, 2020	Page| 4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Operating cash costs2 and C1 cash costs2 for 2020 are based upon an estimated costs of sales of $2.10 to $2.50 per pound of copper sold. Operating cash costs2 for 2020 are expected to be $780 million to $830 million. C1 cash costs2 are expected to be in the range of $1.30 to $1.70 per pound of copper produced, reduced from $1.60 to $2.00 per pound of copper produced, where unit cost guidance assumes the midpoint of expected 2020 copper and the high end of gold production ranges and commodity price assumptions of $2.74 per pound of copper and $1,837 per ounce gold. C1 cash costs2 guidance range has been reduced due to the impact of gold production which is expected to trend towards the higher end of the 155,000 to 180,000 ounce range as well as the impact of improved gold price estimates.

Capital expenditure for 2020 on a cash-basis is expected to be approximately $1.0 billion to $1.1 billion for the underground development.

Capital expenditure for 2020 on a cash-basis for open-pit operations has been reduced to approximately $60 million to $70 million from $70 million to $90 million due primarily to a deferral of projects into 2021.

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentization. Underground development capital includes both expansion capital and VAT.

2021 OUTLOOK

Production in 2021 is expected to remain in a range of 170,000 to 200,000 tonnes of copper, and 500,000 to 550,000 ounces of gold as we continue to transition to the higher grade ore in the lower benches of the southwest pit and continue to increase the amount of underground development material processed.

OUR BUSINESS

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity.

The Oyu Tolgoi property is located approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. The property is cut by the Oyu Tolgoi trend, a 12 kilometres north-south orientated corridor which is host to the known deposits, Hugo North, Hugo South, Oyut and Heruga. Open pit mining operations commenced at Oyut in 2013. The Hugo North deposit (Lift 1) is currently being developed as an underground operation.

The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has consistently achieved a throughput of over 105,000 tonnes per day due to improvements in operating practices. Concentrator throughput for 2020 is targeted at over 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and more favourable ore characteristics.

At the end of Q3’20, Oyu Tolgoi had a total workforce (employees and contractors), including underground project construction, of approximately 12,500, of which 93% were Mongolians.

[2]	Please refer to Section – NON-GAAP MEASURES – on page 27 of this MD&A for further information.

September 30, 2020	Page| 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

SELECTED FINANCIAL METRICS (1)

	Three months ended			Nine months ended

($ in millions, unless otherwise noted)	3Q 2020	3Q 2019	Change %	9 months 2020	9 months 2019	Change %

Revenue	264.4	209.2	26.4%	673.1	944.6	(28.7%)

Income (loss) for the period	161.7	45.1	--	253.0	(586.4)	--

Income (loss) attributable to owners of Turquoise Hill	128.6	71.7	--	246.4	(263.5)	--

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	0.64	0.36	--	1.22	(1.31)	--

Revenue by metals in concentrates

Copper	198.7	153.4	29.5%	517.3	609.7	(15.2%)

Gold	61.1	52.4	16.6%	145.3	324.8	(55.3%)

Silver	4.6	3.4	35.3%	10.5	10.1	4.0%

Cost of sales	168.0	174.2	(3.6%)	495.9	568.0	(12.7%)

Production and delivery costs	125.7	137.8	(8.8%)	367.5	433.9	(15.3%)

Depreciation and depletion	42.2	34.9	20.9%	128.3	134.1	(4.3%)

Capital expenditure on cash basis	254.5	329.2	(22.7%)	817.5	989.4	(17.4%)

Underground	242.1	296.8	(18.4%)	783.6	885.2	(11.5%)

Open pit (2)	12.4	32.4	(61.7%)	33.9	104.2	(67.5%)

Proceeds from pre-production revenue	(18.5)	-	100.0%	(26.1)	-	100.0%

Royalties	15.5	11.1	39.6%	40.0	51.5	(22.3%)

Operating cash costs (3)	181.4	175.1	3.6%	550.3	579.9	(5.1%)

Unit costs ($)

Cost of sales (per pound of copper sold)	2.22	2.44	(9.0%)	2.25	2.19	2.7%

C1 (per pound of copper produced) (3)	1.48	2.14	(30.8%)	1.72	1.12	53.6%

All-in sustaining (per pound of copper produced) (3)	1.88	2.84	(33.8%)	2.13	1.82	17.0%

Mining costs (per tonne of material mined) (3)	1.93	1.87	3.2%	1.78	2.00	(11.0%)

Milling costs (per tonne of ore treated) (3)	5.90	6.92	(14.7%)	6.06	7.03	(13.8%)

G&A costs (per tonne of ore treated)	2.98	2.97	0.3%	3.05	3.23	(5.6%)

Cash generated from (used in) operating activities	77.6	6.1	1,172.1%	(28.6)	141.9	(120.2%)

Cash generated from operating activities before interest and tax	89.2	(13.1)	780.9%	125.4	299.4	(58.1%)

Interest paid	0.7	2.5	(72.0%)	146.2	220.8	(33.8%)

Total assets	13,087	12,787	2.3%	13,087	12,787	2.3%

Total non-current financial liabilities	4,390	4,411	(0.5%)	4,390	4,411	(0.5%)

(1)

Any financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to NON-GAAP MEASURES – on page 27 of this MD&A for further information.

Q3’20 vs Q3’19

•

Revenue of $264.4 million in Q3’20 increased 26.4% from $209.2 million in Q3’19. Copper revenue increased by 29.5% driven by higher sales volumes and a 12.5% increase in average copper price. Gold revenue increased by 16.6% driven by a 29.7% increase in average gold price partly offset by lower volumes of gold concentrate sold.

•

Cost of sales in Q3’20 of $168.0 million decreased 3.6% versus $174.2 million in Q3’19 due to a 9.0% decrease in the unit cost of sales per pound of copper sold, partly offset by a 6.9% increase in the volume of concentrate sold.

•	Q3’20 unit cost of sales of $2.22 per pound of copper sold decreased 9.0% from $2.44 in Q3’19 reflecting improved head grades and lower milling costs[3] benefitting from the processing of softer ore.

•

Income in Q3’20 was $161.7 million compared with $45.1 million in Q3’19. This difference was primarily due to a $55.2 million increase in revenue versus Q3’19 together with $86.1 million of additional deferred

[3]	Please refer to Section – NON-GAAP MEASURES – on page 27 of this MD&A for further information.

September 30, 2020	Page| 6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

tax assets recognized in Q3’20 versus Q3’19. Income attributable to owners of Turquoise Hill in Q3’20 was $128.6 million or $0.64 per share, compared with $71.7 million or $0.36 per share in Q3’19.

•

Capital expenditure on a cash basis in Q3’20 was $254.5 million compared to $329.2 million in Q3’19, and is comprised of $242.1 million attributed to the underground project and $12.4 million to open-pit activities.

•

Total operating cash costs[4] of $181.4 million in Q3’20 increased 3.6% from $175.1 million in Q3’19. This was principally due to higher royalty costs resulting from higher sales revenue partially offset by lower milling costs.

•

Oyu Tolgoi’s Q3’20 C1 cash costs[4] of $1.48 per pound of copper produced decreased 30.8% from $2.14 in Q3’19, primarily reflecting the impact of the 27.8% increase in copper production from Q3’19 to Q3’20. This had a positive impact on the unit cost basis for both operating cash costs[4] per pound of copper produced and C1 cash costs[4] per pound of copper produced. The remaining decrease in C1 cash costs[4] per pound of copper produced in Q3’20 was due to ongoing cost savings initiatives and lower milling costs.

•

All-in sustaining cost[4] of $1.88 per pound of copper produced in Q3’20 decreased 33.8% from $2.84 in Q3’19. Similar to C1 cash costs[4] the decrease was primarily due to the positive impact of the increased copper production on a unit cost basis. In addition, all-in sustaining costs[4] in Q3’20 were further impacted by lower sustaining capital expenditure. This was then partly offset by higher royalty costs resulting from the higher sales revenue in Q3’20 compared to Q3’19.

•

Mining costs[4] of $1.93 per tonne of material mined in Q3’20 increased 3.2% from $1.87 in Q3’19. The increase was mainly due to lower total material mined together with higher mine maintenance service costs and higher consumables costs.

•

Milling costs[4] of $5.90 per tonne of ore treated in Q3’20 reduced 14.7% from $6.92 per tonne of ore treated in Q3’19. The decrease was mainly due to lower consumption of grinding balls and reagents, lower power costs benefitting from a weaker Chinese yuan, and lower maintenance service costs due to the planned major plant shutdowns for 2020 taking place in Q2’20 versus in Q3’19.

•	G&A costs per tonne of ore treated of $2.98 in Q3’20 was consistent with $2.97 per tonne of ore treated in Q3’19.

•

Cash generated from operating activities before interest and taxes was $89.2 million in Q3’20, an increase from $13.1 million used in operating activities in Q3’19, primarily due to a $61.5 million improvement in gross margin resulting mainly from higher sales revenue, together with more favourable movements in working capital.

OYU TOLGOI

Safety performance and COVID-19 Response

Oyu Tolgoi’s safety performance improved with AIFR decreasing from 0.22 per 200,000 hours worked for the six months ended June 30, 2020 to 0.17 per 200,000 hours worked for the nine months ended September 30, 2020, with the AIFR for the quarter 0.03 per 200,000 hours worked. In addition to the continued commitment to reducing health and safety risks and injury at Oyu Tolgoi, preventing the spread of COVID-19 is a key priority for Oyu Tolgoi and Turquoise Hill. While the open pit and ore processing operations at Oyu Tolgoi have continued to operate uninterrupted despite COVID-19, the unprecedented impact of this pandemic has seen restrictions imposed by the Government of Mongolia on travel and movement of goods and people both across and within its borders, and these circumstances have made it difficult for teams from Oyu Tolgoi, Rio Tinto and our construction partners to access the site. Restrictions imposed on total personnel numbers at site and excellent lateral development productivity allowed the redeployment of lateral development crews onto critical

[4]	Please refer to Section – NON-GAAP MEASURES – on page 27 of this MD&A for further information.

September 30, 2020	Page| 7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

materials handling infrustructure construction activities in Q3’20 in order to minimise any potential COVID-19 impacts. Crews being redeployed away from lateral development activities resulted in an associated reduction in lateral development equivalent metres however this repriotisation of work is not anticipated to impact first sustainable production. Forty expatriates returned to Mongolia in July, which marked the first time personnel from outside of Mongolia were able to travel to the site since the onset of the pandemic. Further flights are planned in order to return the required specialists to site with two additional flights having arrived in early November. COVID-19 related impacts to production and ramp-up from the affected infrastructure will be included in the definitive estimate due later in Q4’20.

On November 11, 2020, two cases of COVID-19 were reported in Ulaanbaatar. As a consequence the local authorities have taken steps to minimise transmission and announced initial restrictions until November 17, 2020, including a temporary halt on domestic flights which includes travel to and from the Oyu Tolgoi mine site. As a result, although OT operations and Project work continues, COVID-19 restrictions in place at site are being reviewed in conjunction with the relevant authorities. At this early stage the situation is still under assessment and further information will be provided as required.

Key operational metrics for Q3’20 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	Three months Ended			Nine months ended

	3Q 2020	3Q 2019	Change	9 months 2020	9 months 2019	Change

Open pit material mined (‘000 tonnes)	23,979	24,844	(3.5%)	74,032	73,195	1.1%

Ore treated (‘000 tonnes)	10,072	10,040	0.3%	30,606	29,689	3.1%

Average mill head grades:

Copper (%)	0.45	0.37	21.6%	0.45	0.46	(2.2%)

Gold (g/t)	0.21	0.14	50.0%	0.18	0.34	(47.1%)

Silver (g/t)	1.22	1.03	18.4%	1.19	1.16	2.6%

Concentrates produced (‘000 tonnes)	168.5	131.3	28.3%	502.9	552.1	(8.9%)

Average concentrate grade (% Cu)	21.5	21.7	(0.9%)	21.5	21.7	(0.9%)

Production of metals in concentrates:

Copper (‘000 tonnes)	36.3	28.4	27.8%	108.0	113.4	(4.8%)

Gold (‘000 ounces)	37	26	42.3%	94	218	(56.9%)

Silver (‘000 ounces)	219	191	14.7%	645	677	(4.7%)

Concentrate sold (‘000 tonnes)	167.9	157.0	6.9%	488.1	567.2	(13.9%)

Sales of metals in concentrates:

Copper (‘000 tonnes)	34.4	32.4	6.2%	99.9	117.6	(15.1%)

Gold (‘000 ounces)	34	35	(2.9%)	84	249	(66.3%)

Silver (‘000 ounces)	201	207	(2.9%)	566	652	(13.2%)

Metal recovery (%)

Copper	78.9	75.1	5.1%	77.4	80.3	(3.6%)

Gold	53.7	54.7	(1.8%)	51.0	66.2	(23.0%)

Silver	54.6	56.0	(2.5%)	54.0	59.6	(9.4%)

Copper production in Q3’20 increased 28% compared to Q3’19 due to a planned increase in head grade as the open pit moves deeper into the higher grade Phase 4B area of the open pit.

Gold production in Q3’20 increased 43% over Q3’19 due to increased head grade as the open pit moves deeper into the higher grade Phase 4B of the open pit.

September 30, 2020	Page| 8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Q3’20 mill throughput was slightly higher than Q3’19 due to slightly higher mill availability and an increased milling rate associated with softer ore.

Underground development

On May 13, 2020, Turquoise Hill announced a new block cave mine design for Panel 0. Preliminary indications from the definitive estimate process are that first sustainable production is trending towards the earlier months of the previously guided range of October 2022 to June 2023, including a base case of October 2022, and that the forecast development capital cost remains within the range of $6.6 to $7.1 billion, with a base case of $6.8 billion. The cost and schedule range assumes an easing of travel restrictions and COVID-19 related controls from the time of reporting, which will continue to be monitored and reviewed. Turquoise Hill is undertaking an independent technical assurance process into the preliminary definitive estimate communicated by the manager. Turquoise Hill’s assurance and approvals program related to the definitive estimate is underway and expected to be completed in Q4’20. On July 2, 2020, Turquoise Hill announced completion of the 2020 Oyu Tolgoi Feasibility Study (OTFS20) incorporating the revised mine design and updated Mineral Reserves and Mineral Resources. On August 28, 2020, Turquoise Hill filed an updated technical report based on OTFS20.

The definitive estimate is scheduled to be completed before the end of 2020 and is expected to provide an update to the Panel 0 boundaries informed by optimisation and further review of geotechnical data, minimising the exposure of drawpoints to the lower fault area. Turquoise Hill is undertaking an independent technical assurance review of the indications and findings of the definitive estimate communicated by the manager.

Although Shafts 3 and 4 continued on care and maintenance during Q3’20, preparation activities for the resumption of sinking activities are underway, including rope installation and no-load testing of the Shaft 4 hoisting system. Further substantial progress in this regard will require the remobilsation of international shaft-sinking specialists, which the Company expects will occur before the end of Q4’20, subject to local border restrictions which currently remain in place to help curb the spread of COVID-19. During Q3’20, strategic redeployment of lateral development crews to essential underground material handling infrastructure work, including the construction of primary crusher one, was undertaken in order to support the pathway to sustainable first development and minimise any COVID-19 related schedule impacts.

Underground development continued with a focus on productivity gains in the most critical development areas, progressing 4.7 total equivalent kilometres and completing 14.3 thousand cubic metres of mass excavation during Q3’20. Since the restart of underground development, 48.6 total equivalent kilometres and 183.4 thousand cubic metres of mass excavation have been completed. The following table provides a breakdown of the various components of completed development since project restart:

Oyu Tolgoi Underground Project Development Progress Excluding Conveyor Declines
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.1*	23.3*
Q4’18	2.3	1.6	16.0
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Q2’19	3.2	2.4	19.3
Q3’19	3.6	3.2	11.4

September 30, 2020	Page| 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Q4’19	4.8	4.5	9.0
2019	14.9	12.4	61.1
Q1’20	5.5	5.3	3.2
Q2’20	5.5	5.1	10.6
Q3’20	4.7	4.1	14.3
2020	15.7	14.5	28.2
Total	48.6	41.2	183.4

Notes:

Totals may not match due to rounding.

* Lateral development and mass excavation amounts for Q3’18 have been updated to reflect revised results.

Oyu Tolgoi Conveyor Decline Project Development Progress
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	0.0	0.0	0.0
Q1’17	0.1	0.1	0.0
Q2’17	0.4	0.4	0.2
Q3’17	0.9	0.9	0.5
Q4’17	0.9	0.8	0.5
2017	2.3	2.3	1.2
Q1’18	0.8	0.8	0.1
Q2’18	0.8	0.8	0.1
Q3’18	0.8	0.8	0.3
Q4’18	0.6	0.6	0.1
2018	3.0	3.0	0.6
Q1’19	0.8	0.8	0.8
Q2’19	0.9	0.9	0.8
Q3’19	0.9	0.7	4.9
Q4’19	1.1	0.7	8.3
2019	3.7	3.1	14.7
Q1’20	1.0	0.7	7.5
Q2’20	1.0	0.9	2.6
Q3’20	0.9	0.9	0.0
2020	3.0	2.6	10.1
Total	12.0	10.9	26.6

  Note: Totals may not match due to rounding.

Oyu Tolgoi spent $242.1 million on the underground development during Q3’20. Total underground project spend from January 1, 2016 to September 30, 2020 was approximately $4.2 billion. Underground project spend on a cash basis includes expansion capital, VAT and capitalised management services payment and excludes capitalised interest and capitalised revenue. In addition, Oyu Tolgoi had contractual obligations5 of $0.6 billion as at September 30, 2020. Since the restart of project development up to September 30, 2020, Oyu Tolgoi has made underground commitments exceeding $3.5 billion to Mongolian vendors and contractors.

Underground drilling and orebody characterisation work is near completion for Panel 0 and the northern area of Panel 2, which will be the next area to be mined. Work has now shifted to the remaining central and southern portions of Panel 2 and Panel 1. During Q3’20, 6033 metres of underground and 11519 metres of surface drilling was completed. The drilling is multi-purpose and includes cover holes and cave tracker beacon holes in addition to holes for geology and geotechnical data collection. Data collection and assessment is being prioritised to complete assessments in line with mining progression. Due to the size of Panel 2, a decision has been made to consider the area as three mining zones assisting with efficiency in assessment and design updates. Drilling, data collection and analysis is expected to continue through 2021 and into 2022 with significant progress on a

[5]	Please refer to Section – NON-GAAP MEASURES – on page 27 of this MD&A for further information.

September 30, 2020	Page| 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

design review and update for the north and central areas of Panel 2 expected in H2’21. Broader Studies for P1 and P2 South are also progressing and include assessments of recoverability of the structural pillars incorporated into OTTR20.

Block caves are initiated by the drilling and blasting of a narrow slice of rock above the extraction horizon, known as the undercut. The undercut is developed across the entire ore body with “drawbells” excavated on the extraction level beneath the undercut. The drawbells serve as a place for caving rock to flow into and are designed for production equipment to load from. Due to the friability of the ore body, the ore above the undercut caves and flows into the drawbells. The void created in the ore removal process allows gravity to continue forcing the ore body downward.

The commencement of the undercut in 2021 is a key milestone and it is critical to ensure that, once commenced, the undercut and drawpoint construction continues unimpeded. This will require both technical support, such as confidence in commissioning dates for the materials handing system, as well as the achievement of non-technical criteria. We are working with Oyu Tolgoi and other stakeholders to ensure that critical supporting aspects for a successful project are in place prior to commencing the undercut.

In Q1’20, Oyu Tolgoi submitted a Resources and Reserves update for registration as required pursuant to local regulatory requirements in Mongolia. The expert review of this document continues and the required OTFS20 Feasbility Study Update is complete and awaiting acceptance and endorsement by the regulator.

Work on the project has continued to progress despite COVID-19 controls and ongoing international travel restrictions issued by the Government of Mongolia. Forty expatriates returned to Mongolia in July - the first time this has been possible since the onset of the pandemic. Further flights are planned in order to return the required specialists to site to continue progressing the underground project , with two additional flights having arrived in early November.

As part of its ongoing review, Turquoise Hill has received an independent consultant’s report with respect to the delay and cost overruns at OT, which were announced by the Company in July 2019. The management and independent directors of the Company are currently reviewing the report with their advisors.

EXPLORATION UPDATE

During Q3’20, Turquoise Hill built an exploration team, employing six skilled personnel to add to the Ulaanbaatar-based technical services team. The primary focus of the exploration team is to complete work on Turquoise Hill’s existing licenses and to provide a pipeline of discoveries, which will be critical to the achievement of its long-term strategy. Turquoise Hill will now be reporting exploration activities on a quarterly basis. Turquoise Hill is well-placed to be a leader of exploration in South Gobi by harnessing the experience and knowledge of this new team and our established in-country presence.

Over the years Turquoise Hill-owned companies have held multiple exploration licenses in the region. These licenses were either relinquished or sold following exploration programs and assessments. In recent times, Turquoise Hill’s exploration efforts have focused on the 50-100km “Buffer Zone” surrounding Turquoise Hill’s current mining leases. Turquoise Hill currently holds two exploration licenses within the Buffer Zone, these are Bag and Od-2.

During Q3’20, the exploration team mobilised to our Bag license to undertake a geophysical survey. There are currently about 25 people on site which includes our team members and contractors. The survey will be completed in Q4’20 and the results will be processed and interpreted over the following months.

Consistent with the way we work, Turquoise Hill sets out to build enduring relationships with our neighbours that demonstrate mutual respect, active partnership, and long term commitment. Our newly-formed exploration team has re-engaged with the host communities on our licenses to identifiy issues important to them and areas our teams can contribute meaningfully. One example of this has been our team’s ability to secure additonal hay for local livestock that were at risk over the winter due to poor local conditions for pasture.

September 30, 2020	Page| 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As at September 30, 2020, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi LLC was $7.0 billion, including accrued interest of $1.6 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi LLC on behalf of state-owned Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi LLC common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at September 30, 2020, the cumulative amount of such funding was $1.3 billion, representing 34% of invested common share equity, with unrecognised interest on the amounts funded of $0.8 billion.

As at September 30, 2020, Turquoise Hill has $1.3 billion of available liquidity, which under current projections is expected to be sufficient to meet the requirements of the Company, including its operations and underground development, into Q2’22. This expectation has improved due mainly to improved commodity price estimates, continued focus on operating cost savings and other optimisation efforts as well as updated assumptions regarding the impacts of COVID-19 on our operations.

On September 9, 2020, Turquoise Hill and Rio Tinto signed the non-binding MOU concerning the funding of Oyu Tolgoi reflecting the parties’ understanding to pursue a re-profiling of existing project debt in line with current cash flow projections, including by deferring scheduled principal repayments and extending tenors (Re-profiling). The MOU reflected the parties’ understanding with respect to the raising of SSD, the process for identifying and considering other funding options, and the scope and timing for a Turquoise Hill equity offering (to the extent required) to address any remaining funding gap with respect to Oyu Tolgoi, all within the framework of existing agreements between Turquoise Hill and Rio Tinto. Such options include additional debt from banks or international financial institutions, an offering of global medium-term notes and a gold streaming transaction.

A successful Re-profiling would reduce the currently projected funding requirements of Oyu Tolgoi by up to US$1.4 billion and extend political risk mitigation.

The MOU also provided that Turquoise Hill and Rio Tinto would seek to raise SSD in the form of amortizing term loans to Oyu Tolgoi in the aggregate amount of up to US$500 million from selected international financial institutions. Under the terms of its existing project finance facility, Oyu Tolgoi LLC is permitted to arrange up to $1.6 billion of SSD, subject to meeting certain requirements relating to the tenor, amount and timing of debt service obligations of such SSD and other customary conditions.

Turquoise Hill will continue to prioritise funding by way of debt and/or hybrid financing over equity funding for the eventual balance of Oyu Tolgoi’s funding requirements. Pursuant to the MOU, Rio Tinto has advised Turquoise Hill that it does not currently support, or expect to consent to, additional debt or other non-equity sources of funding at Turquoise Hill or Oyu Tolgoi, other than as provided for above. Rio Tinto has committed in the MOU to consider all reasonable financing proposals presented to it by Turquoise Hill, subject to the parties’ respective rights and obligations under the existing agreements between them.

To the extent that the funding gap to complete the Oyu Tolgoi underground project is not eliminated by the Re-profiling, the raising of additional SSD, and additional debt and/or hybrid financing, Turquoise Hill and Rio Tinto have acknowledged that the balance of the funding gap will need to be satisfied by way of a TRQ equity offering. In the MOU, the parties have recorded their shared objective of ensuring that any required equity offering is

September 30, 2020	Page| 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

completed not less than 90 days prior to Turquoise Hill becoming unable to meet its obligations as they become due.

If the Re-profiling is achieved and SSD in the amount of US$500 million is raised but no other debt or hybrid financing option is successfully completed, Turquoise Hill estimates that it would need to raise additional equity of at least US$ 1.1 billion. If the Re-profiling is not achieved and no additional debt (including SSD) or hybrid financing is completed, Turquoise Hill expects that it would need to raise additional equity of at least US$3.0 billion (based on the same assumptions).

Each of these aforementioned funding options, if implemented, would have the effect of reducing the Company’s incremental funding requirement. However, successful implementation of such options is subject to achieving alignment with the relevant stakeholders (including Rio Tinto, existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors. As there appears to be a difference of views between the parties as to their respective rights and obligations with respect to the financing process, the Company has commenced arbitration proceedings in British Columbia seeking a declaration to clarify the provisions of relevant agreements with Rio Tinto and a related party relating to their role and obligations to support the Company in seeking additional financing for the project. The arbitration process is confidential and is expected to take between three and five months to reach a decision. The arbitrator’s decision will be final and binding on the parties.

In the meantime, as contemplated in the MOU, the Company is actively advancing its evaluation of financing options for the project that could address the funding gap, in whole or in part. Such options include additional debt from banks or international financial institutions, an offering of global medium-term notes and a gold streaming transaction. It is expected that details of the Company’s preferred funding options will be presented to Rio Tinto for consideration in accordance with the MOU prior to December 31, 2020.

Going forward, Turquoise Hill’s liquidity outlook will continue to be impacted, either positively or negatively, by various factors, many of which are outside the Company’s control, including:

•	changes in commodity prices and other market-based assumptions;
•	open pit operating performance as well as the successful implementation (or otherwise) of related optimisation efforts;
•	further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;
•	the manner in which the amended PSFA is ultimately implemented; and
•	developments in the ongoing dispute with the Mongolian Tax Authority, with respect to which formal international arbitration proceedings were initiated.

Turquoise Hill continues to monitor its liquidity outlook and will provide updates as and when circumstances require. Turquoise Hill currently estimates its base case incremental funding requirement to be $3.0 billion (compared to $3.6 billion estimated in the Company’s Q2’20 earnings release), taking into consideration improved metal price assumptions for copper and gold over the peak funding period as well as the preliminary findings of the Definitive Estimate, which assumes:

•	first sustainable production trending toward the earlier months of the guided range of October 2022 to June 2023, including a target base case of October 2022;
•	Forecast development capital cost remaining within the range of $6.6 to $7.1 billion with a base case of $6.8 billion;
•	easing of travel restrictions and COVID-19 related controls; and
•	reduction in schedule contingency due to a combination of project stage and completion of engineering and analysis work streams.

Additionally, Turquoise Hill currently estimates its base case incremental funding will continue to be influenced by various factors, many of which are outside the Company’s control, including:

September 30, 2020	Page| 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

the amount of development capital required to bring the underground mine into production, assuming the upper or lower end of the capital cost range, as noted above, would have either a favourable or unfavourable impact on the base case incremental funding requirement;

•

the timing of sustainable first production and ramp-up profile and their impact on cash flows . Assuming the upper or lower end of the range for first sustainable first production, as noted above, would have either a favourable or unfavourable impact on the base case incremental funding requirement;

•

the manner in which the amended PSFA is ultimately implemented (the base case assumes the construction of a state-owned power plant (SOPP) will be financed by the Government of Mongolia, as contemplated by the PSFA Amendment; if one of the alternatives to SOPP available under the PSFA amendment, such as an Oyu Tolgoi-based, coal-fired power plant, is ultimately implemented, this could significantly increase the base case incremental funding requirement);

•	changes to the amount of cash flow expected to be generated from open-pit operations, net of sustaining capital requirements;
•	further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;
•

changes in expected commodity prices and other market-based assumptions (upside and downside pricing sensitivities would have, respectively, a favourable or unfavourable impact on the base case incremental funding requirement); and

•	the final outcomes of the definitive estimate and potential optimisations to Panels 1 and 2.

More generally, any changes in the above factors will impact the incremental funding requirement and, as a result, the actual quantum of incremental funding required may be greater or less than the $3.0 billion base case estimate and such variance may be significant.

GOVERNMENT RELATIONS

Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC. The remaining 34% interest in Oyu Tolgoi LLC is held by Erdenes Oyu Tolgoi LLC. Turquoise Hill is obliged to fund Erdenes’ share of the capital costs under the ARSHA.

Underground construction recommenced in May 2016 when Oyu Tolgoi LLC received the final requirement for the restart of underground development: formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto (as project manager) and Oyu Tolgoi LLC. Approval followed the signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015. Development had been suspended in August 2013 pending resolution of matters with the Government of Mongolia.

Turquoise Hill’s investment in the Oyu Tolgoi mine is governed by a 2009 Investment Agreement (Investment Agreement). The Investment Agreement framework was authorised by the Mongolian Parliament and was concluded after 16 months of negotiations. It was reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, the ARSHA and the Underground Plan has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi mine open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Oyu Tolgoi mine power supply

Oyu Tolgoi LLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western Grid, via overhead power line, pursuant to back-to-back power purchase arrangements with Mongolia’s National

September 30, 2020	Page| 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Power Transmission Grid JSC (NPTG), the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), the Chinese power generation company.

Oyu Tolgoi LLC is obliged under the 2009 Oyu Tolgoi Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The PSFA entered into between Oyu Tolgoi LLC and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a coal-fired power plant at Tavan Tolgoi (TTPP), which would be majority-owned by Oyu Tolgoi LLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine. In April 2020, the Government of Mongolia advised that it was unwilling to support Oyu Tolgoi LLC’s proposal to develop TTPP and announced its intention to fund and construct SOPP at Tavan Tolgoi.

On June 26, 2020, Oyu Tolgoi LLC and the Government of Mongolia amended the PSFA (PSFA Amendment) to reflect their agreement to jointly prioritise and progress SOPP, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine. The milestones include: signing a Power Purchase Agreement for the supply of power to the Oyu Tolgoi mine by March 31, 2021, commencing construction of SOPP by no later than July 1, 2021, commissioning SOPP within four years thereafter, and reaching agreement with IMPIC on an extension to the existing power import arrangements by March 1, 2021 in order to ensure there is no disruption to the power supply required to safeguard the Oyu Tolgoi mine’s ongoing operations and development.

The PSFA Amendment provides that if certain agreed milestones are not met in a timely manner (subject to extension for Delay Events as defined) then Oyu Tolgoi LLC will be entitled to select from, and implement, the alternative power solutions specified in the PSFA (as amended), including an Oyu Tolgoi LLC-led coal-fired power plant and a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

Oyu Tolgoi tax assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi LLC had received and was evaluating a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015. In January 2018, Oyu Tolgoi LLC paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

On February 20, 2020, the Company announced that Oyu Tolgoi LLC will be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement entered into with the Government of Mongolia in 2009 and Chapter 8 of the Oyu Tolgoi Underground Mine Development and Financing Plan entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators.

By agreeing to resolve the dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

The Company remains of the opinion that Oyu Tolgoi LLC has now paid all taxes and charges required under the Investment Agreement, the ARSHA, the Underground Plan and Mongolian law.

Parliamentary Resolution 92

Upon completion of the Mongolian Parliamentary Working Group’s review of certain contractual agreements with the Government of Mongolia that underpin Turquoise Hill’s investment in the Oyu Tolgoi copper-gold mine, a resolution was submitted to the Economic Standing Committee, and subsequently passed in a plenary session of the Parliament of Mongolia on November 21, 2019. Resolution 92 was published on December 6, 2019 and includes resolutions to take comprehensive measures to improve the implementation of the Investment Agreement and the ARSHA, to improve the Underground Plan and to explore and resolve options to have a product sharing arrangement or swap Mongolia’s equity holding of 34 per cent for a special royalty.

September 30, 2020	Page| 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Representatives from Turquoise Hill and Rio Tinto have engaged in discussions with representatives of the relevant newly appointed Cabinet members of the Government of Mongolia to work together and resolve the issues raised in the Resolution.

Anti-Corruption Authority information requests

On March 13, 2018, we announced that Oyu Tolgoi LLC received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi LLC. The ACA has also conducted interviews with representatives of Oyu Tolgoi LLC in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi LLC has informed the Company that the investigation appears to relate primarily to possible abuses of power by certain former Government officials in relation to the Investment Agreement, and that Oyu Tolgoi LLC is complying with the ACA’s requests in accordance with relevant laws.

To date, neither Turquoise Hill nor Oyu Tolgoi LLC has received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project.

In July 2020, Oyu Tolgoi LLC advised the Company that the ACA investigation had been concluded and the first instance criminal court had sentenced certain former Government officials.

The Investment Agreement framework was authorised by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, ARSHA and Underground Plan has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Class Action Complaint

On October 14, 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act and Rule 10b-5 thereunder. The Company believes that the complaint against it is without merit. See the risk factor titled “The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business” in the “RISKS AND UNCERTAINTIES” section of the Company’s MD&A for the year ended December 31, 2019.

CORPORATE ACTIVITIES

2020 Oyu Tolgoi Technical Report

On August 28, 2020, the Company filed an updated technical report for Oyu Tolgoi prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure of Mineral Projects and CIM definition standards for Mineral Resources and Mineral Reserves (2014). The 2020 Oyu Tolgoi Technical Report (2020 OTTR) was prepared with the assistance of AMC Consultants Pty Ltd, and superseded the Oyu Tolgoi Technical Report dated October 14, 2016.

September 30, 2020	Page| 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Board appointment

On September 18, 2020, the Company announced the resignation of director Alan Chirgwin, effective September 17, 2020, and the appointment of Alfie Grigg to the Company’s Board of Directors, effective September 18, 2020.

Completion of share consolidation

Subsequent to the end of the quarter, on October 1, 2020, the Company announced that it was proceeding with the previously-approved consolidation (reverse stock split) of the Company’s issued and outstanding common shares at a ratio of one post-consolidation share for every ten pre-consolidation shares and on October 23, 2020, the consolidation was implemented, effective as of 5:00 p.m. (Eastern Standard Time) on the same date. The consolidation reduced the number of issued and outstanding common shares of the Company from 2,012,314,469 shares to 201,231,430 shares. Proportionate adjustments were made to the Company’s outstanding performance share units, restricted share units and deferred share units. The Company’s Common Shares commenced trading on both the NYSE and the TSX on a post-consolidation basis at market open on Monday, October 26, 2020 under their existing ticker symbols.

Commencement of Arbitration with Rio Tinto International Holdings Limited

Subsequent to the end of the quarter, on November 4, 2020, the Company announced that, following approval by the Special Committee of the Company’s Board, it commenced arbitration proceedings seeking a declaration to clarify the provisions of certain agreements with Rio Tinto International Holdings Limited (RTIHL) and a related party relating to their role and obligations to support the Company in seeking additional financing for the Oyu Tolgoi project. The arbitration was commenced in British Columbia, in accordance with the relevant agreements between the parties.

See also section “Funding of Oyu Tolgoi LLC by Turquoise Hill” of this MD&A.

INCOME AND OTHER TAXES

The Company recorded an income statement credit of $121.8 million for income and other taxes during Q3’20, compared with $34.6 million in Q3’19. Income and other taxes include adjustments to deferred tax assets in Mongolia and Canada, in addition to withholding taxes accrued and current tax payable.

Adjustments to deferred tax assets resulted in income statement credits within income and other taxes in Q3’20 of $131.1 million. Deferred tax assets relate to tax operating losses, accrued but unpaid interest expense on shareholder loans and other temporary differences. Recoverability of these losses is assessed against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability and include adjustments to record potential deferred tax assets not recognised in previous periods.

During Q3’20, the Company recognised additional Mongolian deferred tax assets of $135.4 million, of which $20.6 million was the result of additional operating losses and accrued but unpaid interest expense incurred by Oyu Tolgoi in the period. The remaing additional recognition of the Mongolian deferred tax assets was primarily due to updated operating assumptions in mine planning during the period. This included an increase in forecast commodity price estimates, which was a primary reason for the increase in estimated future taxable income resulting in an increase in the amount of loss carry forwards estimated to be utilised before expiration.

A negative tax rate of approximately 300% during Q3’20 arose as the Company reported income from continuing operations before tax of $40.0 million, while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $121.8 million.

September 30, 2020	Page| 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A negative effective tax rate of approximately 300% during Q3’19 arose as the Company reported income from continuing operations before tax of $10.5 million, while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $34.6 million.

Turquoise Hill’s effective tax rate represents the income statement charge or credit for income and other taxes as a percentage of income or loss from operations before taxes. It is possible for Turquoise Hill’s effective tax rate to be in excess of 100%, primarily because of different tax jurisdictions applying different tax to intercompany loan interest, and/or previously unrecognised deferred tax assets being recorded in the current period.

Additional income statement information, including income and other taxes relating to Oyu Tolgoi LLC and the Company’s corporate operations is provided in Note 3 – Operating segment – to the interim consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. Net cash generated from operating activities was $77.6 million in Q3’20 compared to $6.1 million in Q3’19. Cash generated from operating activities before interest and tax was $89.2 million in Q3’20 compared to cash used in operating activities before interest and tax of $13.1 million in Q3’19 primarily reflecting a $61.5 million improvement in gross margin resulting mainly from higher sales revenue, together with favourable movements in working capital.

Interest paid in Q3’20 was $0.7 million compared to $2.5 million in Q3’19. Interest received in Q3’20 was $2.4 million compared to $22.3 million in Q3’19 with the reduction primarily due to the impact of the Company not earning any interest on the deposit with Rio Tinto under the Cash Management Services Agreement (CMSA) as this deposit was fully drawn down during Q2’20. Income and other taxes paid in Q3’20 amounted to $13.3 million compared to $0.7 million in Q3’19.

Investing activities. Cash used in investing activities was $235.5 million in Q3’20 compared to $69.2 million in Q3’19. Cash used in investing activities in Q3’20 primarily reflects capital expenditure of $236.0 million (net of pre-production proceeds of $18.5 million). In Q3’19, capital expenditure was largely offset by draw downs on the CMSA entered into on December 15, 2015 as part of Project Finance, whereby amounts totaling $4.2 billion were placed on deposit in 2016 with a subsidiary of Rio Tinto. The resulting receivable, which represented substantially all of the net proceeds received on drawdown of the project finance facility, were returned to Turquoise Hill as required for purposes of the Oyu Tolgoi underground mine development and financing. The full amount of $4.2 billion was fully drawn down during Q2’20 and provided to Oyu Tolgoi LLC.6

Financing activities. Cash used in financing activities in Q3’20 was $0.3 million compared to cash generated from financing activities of $23.1 million in Q3’19. Amounts in Q3’20 consists of payments made in relation to lease liabilities, with amounts in Q3’19 primarily reflecting proceeds from a bank overdraft facility of $25.0 million offset by payments made in relation to lease liabilities.

Liquidity

As at September 30, 2020, Turquoise Hill held consolidated cash and cash equivalents of approximately $1.3 billion (June 30, 2020: $1.5 billion) and consolidated working capital7 of negative $154.0 million (June 30, 2020: negative $188.4 million). The unfavourable movement in working capital during Q3’20 was primarily due to a decrease in trade payables partly offset by a decrease in trade receivables. Trade payables decreased in Q3’20 primarily due to the impact of lower capital expenditure spend in Q3’20 compared to Q2’20. Trade receivables decreased primarily as a result of losses on revaluation of trade receiavbles at the end of Q3’20 driven by a fall in copper price at the end of September. Consolidated working capital is expected to remain negative or below

[6]	Please refer to Section – Our Business – on page 5 and to RELATED-PARTY TRANSACTIONS on page 24 of this MD&A.
[7]	Please refer to Section – NON-GAAP MEASURES – on page 27 of this MD&A for further information.

September 30, 2020	Page| 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

previously reported levels while expenditure on underground development continues and associated payables are recorded.

A $4.2 billion related-party8 receivable with a Rio Tinto subsidiary was recorded in 2016, representing net proceeds (after settlement of withholding taxes and transaction costs) from project finance tranches drawn down before June 30, 2016 and placed with Rio Tinto in accordance with the CMSA. Turquoise Hill drew upon this related-party8 receivable as required in order to fund development and financing of the underground mine. As of September 30, 2020, the full amount of $4.2 billion had been re-drawn from this related-party8 receivable.

Turquoise Hill manages liquidity risk by the preparation of internally generated short-term cash flow forecasts and taking measures in response to the review of forecasts. These short-term cash flow forecasts consider estimation of future operating costs, financing costs, development capital and cash receipts from sales revenue. In addition, the possible impact of COVID-19 has been incorporated into these short-term cash flow forecasts. Sensitivity analyses are performed over these estimates including the impact of estimated commodity prices on cash receipts.

Turquoise Hill believes that it has enough liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, and to meet the requirements of the Company, including its operations and underground development. Taking into consideration the estimated impacts of increases to underground development capital, as well as delays to first sustainable production, Turquoise Hill expects to need significant incremental financing to sustain its operations and underground development funding beyond Q2’22 (see “Funding of Oyu Tolgoi LLC by Turquoise Hill”).

Capital resources

The Company considers its capital to be share capital and third-party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its strategic and operating needs.

In December 2015, Oyu Tolgoi LLC signed the $4.4 billion project finance facility for the purposes of developing the underground mine, of which $4.3 billion had been drawn down as at September 30, 2020. The additional $0.1 billion is available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States. As of September 30, 2020, the full original net proceeds of $4.2 billion had been advanced to Oyu Tolgoi LLC. The project finance lenders have agreed to a debt cap of $6.0 billion thus allowing for the potential of an additional $1.6 billion of supplemental debt to be raised in the future. Under the project finance agreements, the $6.0 billion debt cap may be increased in connection with an expansion facility, which may include the construction of one of the alternative power solutions specified in the PSFA (to the extent the agreed milestones to prioritise and progress SOPP in the PSFA Amendment are not met in a timely manner), for up to an amount equal to the estimated total cost of such a facility, including financing and related costs and fees, subject to the fulfilment of certain conditions. We are working with Oyu Tolgoi LLC and Rio Tinto to assess the impact of the announced delays to sustainable first production on the project financing agreements and the Company’s obligations thereunder.

The Company’s accumulated deficit as at September 30, 2020 was $3.6 billion, compared to $3.8 billion at December 31, 2019.

See also section “Funding of Oyu Tolgoi LLC by Turquoise Hill” of this MD&A.

SHARE CAPITAL

As at November 13, 2020 and after giving effect to the share consolidation, the Company had a total of 201,231,430 common shares issued and outstanding.

[8]	Please refer to Section – RELATED-PARTY TRANSACTIONS on page 24 of this MD&A.

September 30, 2020	Page| 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Copper and gold markets

Copper prices rose to a two-year high of $6,830 per tonne in mid-September, and averaged $6,519/t in Q3’20 (22% higher than Q2’20). Supply tightness resulting from mine disruptions in Q2’20 and reduced scrap availability supported cathode prices through the quarter. Market tightness was most apparent in China, where robust property and infrastructure growth boosted near term demand for copper, making cathode imports soar by 37% YTD in August to reach 3 million tonnes. In the world outside China, the Federal Reserve’s pivot to greater inflation tolerance and higher U.S. consumer sentiment increased the appetite of financial investors for copper with net-long positions continuing to build. Since the beginning of October however, a second round of lockdowns to fight COVID-19 in Europe and building uncertainty around U.S. election results are eroding sentiment as we approach the end of the year.

The concentrate market continued to tighten during Q3’20, with spot treatment charges falling to an all-time low of $43.7/t in early September. South American concentrate production recovered during Q3’20: Chilean output is 0.4% higher year-on-year to August, and Peruvian production is still lagging behind at 17% down year-on-year to August but showing a recovery to pre-COVID levels during the last three months. Meanwhile, smelters have stepped out of the market as this is the season when maintenance spells are scheduled. China’s Smelter Purchasing Team, an industry group that includes the top 12 smelter companies in China, has set a price floor of $58/t for Q4’20 purchases (+$5/t versus Q3’20 price floor), providing an anchor point for the Treatment Charge benchmark negotiations in November.

Gold prices averaged $1,909/oz over Q3’20 (12% higher than Q2’20), reaching above the $2,000/oz mark in early August but moderating towards the end of September to $1,860/oz, partly responding to strong macroeconomic data from the U.S. The Federal Reserve continues to support a loose monetary policy, allowing higher levels of inflation for the sake of an extended economic recovery. Despite a slowdown on Central Bank gold purchases and lower investment volumes on gold-backed ETF funds during this quarter, gold prices are expected to be well supported whilst uncertainty remains around the pace of the global economic recovery and the second wave of COVID-19 infections in the developed world.

Foreign exchange rates

Oyu Tolgoi LLC’s sales are determined and settled in U.S. dollars and a portion of its expenses are incurred in local currencies. Short-term foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however, in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s long-term financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Company’s power commitments disclosed within the section CONTRACTUAL OBLIGATIONS and “Oyu Tolgoi Mine Power Supply”, as at September 30, 2020, Turquoise Hill was not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a significant current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

September 30, 2020	Page| 20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

CONTRACTUAL OBLIGATIONS

The following table summarises Turquoise Hill’s contractual obligations as at September 30, 2020.9

(Stated in $000’s of dollars)	Payments Due by Period(3)
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total

Project finance facility (1)	$43,489	$786,887	$1,369,348	$2,147,651	$4,347,375
Purchase obligations (2)	563,651	25,567	-	-	589,218
Other obligations	336,617	-	-	-	336,617
Power commitments	115,911	115,911	88,540	-	320,362
Lease liabilities	1,209	17,230	2,352	512	21,303
Decommissioning obligations	-	-	-	225,993	225,993
Total	$1,060,877	$945,595	$1,460,240	$2,374,156	$5,840,868

(1)	These amounts relate to principal repayments on the project finance facility.
(2)	These amounts mainly represent various long-term contracts that include commitments for future development and operating payments for supply of engineering, equipment rentals and other arrangements.
(3)

The columns are represented in dates as follows: 12 months to September 30, 2021; 24 months between October 1, 2021 and September 30, 2023; 24 months between October 1, 2023 and September 30, 2025; Beyond October 1, 2025.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the financial year ended December 31, 2019.

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2020, and have been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations had a significant effect on the consolidated financial statements of the Company.

A number of new standards, and amendments to standards and interpretations, are not yet effective for the financial year ending December 31, 2020. None of these standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. Other than the revised risk factor below describing the risks and uncertainties most likely to affect the Company as a result of the continuing COVID-19 pandemic, which replaces the risk factor titled “Public health crises, including the ongoing COVID-19 pandemic, could adversely affect the Company’s business” in the Company’s

[9]	Please refer to the section NON-GAAP MEASURES on page 27 of this MD&A for further information.

September 30, 2020	Page| 21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Management Discussion and Analysis dated July 28, 2020, the material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2019 and in its AIF dated March 18, 2020 in respect of such period.

Public health crises, including the ongoing COVID-19 pandemic, have adversely affected the Company’s business, and may continue to do so in the future.

The Company’s business, operations and financial condition have been, and may continue to be in the future adversely, and possibly materially adversely, affected by the outbreak of epidemics or pandemics or other health crises.

For example, as previously disclosed, in late December 2019, a disease arising from the novel coronavirus COVID-19 was identified as originating in the Wuhan Province of China. Subsequently, it spread worldwide and on March 11, 2020, the World Health Organization declared it could be characterised as a pandemic.

The COVID-19 pandemic has significantly disrupted, and continues to significantly disrupt global health, economic and market conditions, which have already and may again trigger an indeterminate period of slowdown in the global economy and recessions. The full impact of the ongoing COVID-19 pandemic, including the impact of the sweeping preventative and mitigating measures that the Company, other businesses and governments, including the Government of Mongolia, have taken and continue to take to combat the spread of the disease, continues to rapidly evolve, creating significant volatility and negative pressure on virtually all national economies as well as financial and commodity markets. At the present time, it is not possible to predict the duration, severity or scope of the pandemic, and it is extremely challenging for the Company to accurately predict or quantify the extent to which COVID-19 will impact its business, including its operations, the market for its securities and the ability of the Oyu Tolgoi team to advance the project, or the businesses of its vendors, suppliers, construction companies and other counterparties that the Company relies on. The COVID-19 pandemic has adversely affected the ability of the Oyu Tolgoi team to advance the project and it is possible that it may affect, even materially, the Company’s financial condition, liquidity, and future results of operations and outlook due to, among other factors:

•

Action taken by governmental and non-governmental bodies, including the Government of Mongolia, to curtail activity in an effort to help slow the spread of COVID-19, including restrictions on both travel and the movement of goods and people within and across borders, and restrictions on the types of businesses that may continue to operate, have caused and are likely to continue to cause significant business interruptions. While work on the underground project continues, the Company’s operations have been and will likely continue in the near and medium terms (and possibly longer) to be disrupted in varying degrees, including as a result of (i) access restrictions, which are preventing teams from Oyu Tolgoi, Rio Tinto and our construction partners, who are required to oversee development and provide essential specialist technical services at Oyu Tolgoi, from accessing the site, although some expatriates returned to Mongolia in July and early November, and further flights are planned in order to return the required specialists to site and (ii) delays resulting from various measures implemented to slow the spread of COVID-19, including restrictions on the movement of goods within and across borders and curtailed operations in certain jurisdictions, including Mongolia and China, which may, in each case, cause schedule and cost delays, slowdown or temporary suspensions in operations, decreased sales and may expose the Company to penalties or sanctions for breach of contracts or customer agreements, business interruption claims, or even the cancellation or termination of contracts altogether. In particular, following recent confirmation of two COVID-19 cases in Ulaanbaatar, local authorities have implemented additional steps to minimize the risk of transmission which may amplify the aforementioned impacts.

•

The spread of COVID-19 may cause delays to the Company’s announced key project milestones and increases in development capital costs. It may also cause schedule delays and cost increases and there may be impacts on the timing and scope of the Definitive Estimate review. A number of work fronts have been and continue to be directly impacted including Shafts 3 and 4, which have been on care and maintenance since Q1’20. Additionally, work on primary crusher 1 and the materials handling system continues, but productivity has been and may continue to be significantly impacted by lack of availability of critical resources, the reduction in specialist personnel on site, as well as by the cap on site workforce numbers associated with COVID-19 precautions implemented by the Company. In an effort to mitigate the impact of these COVID-19-related effects, lateral development crews have been strategically

September 30, 2020	Page| 22

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

redeployed onto other critical path activities including primary crusher 1 and the materials handling system. While two COVID-19 cases have been confirmed in Ulaanbaatar, these diagnoses have currently not impacted OT operations and Project work. COVID-19 restrictions in place at site are being reviewed in conjunction with the relevant authorities. At this early stage the situation is still under assessment and further information will be provided as required.

•

Effects of the COVID-19 pandemic, including ongoing restrictions in place to curtail its spread, may adversely impact the Company’s ability to secure on a timely basis a long-term domestic source of power for the mine as required under the 2009 Oyu Tolgoi Investment Agreement, including by delaying the construction of an eventual Government of Mongolia funded SOPP.

•

Suppliers have declared and may continue to declare force majeure on their contracts with the Company. In addition, continued impacts of the COVID-19 pandemic may force the Company to declare force majeure on contracts, due to the inability to meet contractual obligations. As an example, Oyu Tolgoi has notified its project lenders that the COVID-19 pandemic constitutes a force majeure event under its project finance facilities, which will have the effect of extending the June 30, 2028 project longstop date under those facilities for the duration of the force majeure.

•

The ongoing pandemic has, and likely will continue to, adversely affect global economies and financial markets resulting in an economic downturn that has had, and likely will continue to have, an adverse effect on the demand for base metals and our future prospects, including significant fluctuations in copper prices and the concentrate market. Financial difficulties for smelters as a result of the COVID-19 pandemic and logistics disruptions in China have prevented, and may continue to prevent, smelters from taking feed and shipping acid out. Unstable market conditions have led market participants to flee to cash, causing significant fluctuations in gold prices.

•

The spread of COVID-19 may impact the health of the Company’s personnel, partners and contractors, including members of its management team and the availability of industry experts and personnel crucial to the continued operation and development of Oyu Tolgoi. The ongoing pandemic may also make it difficult to recruit, attract and retain skilled personnel, reducing the availability of its workforce, as well as its productivity, and causing human impact that may, in turn, negatively affect its business. These impacts may be compounded by other seasonal illnesses, such as the seasonal flu.

•

Increased health risks associated with continued operations during the ongoing COVID-19 pandemic may result in the Company incurring increased medical costs for its personnel that continue to work during this time, and may result in increases in insurance premiums payable by the Company.

•

While market conditions have in large part stabilised in recent months, unstable market conditions have caused, and the resurgence or continued spread of the pandemic in various countries across the world may once again cause, significant volatility or decline in the trading price of the Company’s securities. The Company may have difficulty accessing debt and equity capital on attractive terms, or at all, given severe disruption or instability in the global financial markets and deteriorations in credit and financing conditions. Further, this could adversely impact the Company’s ability to secure the significant incremental funding it will require to sustain its underground development over and above its available liquidity.

Due to the unprecedented and ongoing nature of the COVID-19 pandemic and the fact that the response to the pandemic is evolving in real time, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly uncertain and speculative. While the open pit at Oyu Tolgoi has continued to operate despite the ongoing COVID-19 pandemic, and the Company has made efforts to manage and mitigate the aforementioned risks, such efforts may not sufficiently mitigate the negative impacts of COVID-19 on the business and the effectiveness of these efforts and the extent to which the COVID-19 pandemic affects the Company’s business will depend on factors beyond its control, including the duration, severity and scope of the pandemic and the current resurgences of the pandemic, the likelihood, timing, duration and scope of further resurgences or accelerating spread of COVID-19, the measures taken or necessary to contain the spread of such outbreaks, the timing, development and distribution of one or more effective vaccines and/or effective therapeutic treatments for COVID-19, and the prolonged effects on different members of our supply chain. Even after the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its

September 30, 2020	Page| 23

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

business, financial condition and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time.

In addition to the risks mentioned above, the COVID-19 pandemic, as well as any other public health crisis of a similar nature, may also have the effect of heightening other risks and uncertainties disclosed and described in the RISKS AND UNCERTAINTIES section in the 2019 Annual MD&A, such as, but not limited to, the Company’s ability to attract and retain key personnel, the Company’s ability to secure funding or to consistently produce positive operating cash flows, the Company’s ability to obtain timely access to funds it holds in cash, cash equivalents, loans and receivables, or the loss of such funds, the volatility of metal prices, and unexpected development problems or delays.

RELATED-PARTY TRANSACTIONS

As at September 30, 2020, Rio Tinto’s equity ownership in the Company was 50.8%, which was unchanged from June 30, 2020. The following tables present the consolidated financial statement line items within which transactions with Rio Tinto are reported.

Statements of Income	Three Months Ended September 30,		Nine Months Ended September 30,

(Stated in $000’s of dollars)	2020	2019	2020	2019

Operating and corporate administration expenses:

Cost recoveries - Turquoise Hill	$174	$(724)	$2,454	$(655)

Management services payment (i)	$(7,885)	(7,569)	$(21,839)	(23,864)

Cost recoveries - Rio Tinto (ii)	$(13,990)	(10,210)	$(31,063)	(30,986)

Finance income:

Cash and cash equivalents (iii)	$278	4,104	$2,210	15,039

Receivable from Rio Tinto (iv)	$173	14,026	$4,564	55,020

Finance costs:

Completion support fee (v)	$(27,947)	(27,170)	$(82,305)	(81,510)

Total	$(49,197)	$(27,543)	$(125,979)	$(66,956)

Statement of Cash Flows	Three Months Ended September 30,		Nine Months Ended September 30,

(Stated in $000’s of dollars)	2020	2019	2020	2019

Cash generated from operating activities

Interest received (iii, iv)	$1,332	$14,900	$9,625	$50,395

Interest paid (v)		-	$(25,972)	(78,395)

Cash flows from investing activities

Receivable from related party: amounts deposited (iv)	$-	-	-	-

Receivable from related party: amounts withdrawn (iv)	$-	260,000	$511,284	790,000

Expenditures on property, plant and equipment:

Management services payment and cost recoveries - Rio Tinto (i), (ii)	$(23,572)	(9,444)	$(48,380)	(39,779)

September 30, 2020	Page| 24

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Balance sheets (Stated in $000’s of dollars)	September 30, 2020	December 31, 2019

Cash and cash equivalents (iii)	$210,000	$210,000

Trade and other receivables	1,337	5,763

Prepaid expenses and other assets	28,917	82,808

Receivable from related party and other non-current financial assets (iv)	-	511,284

Trade and other payables:

Management services payment - Rio Tinto (i)	(10,761)	(14,156)

Cost recoveries - Rio Tinto (ii)	(68,661)	(51,747)

Total	$160,832	$743,952

(i)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi LLC from March 31, 2010 onwards. After signing of the Underground Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi project.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At September 30, 2020, cash equivalents deposited with wholly-owned subsidiaries of Rio Tinto totalled $210 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance, Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly-owned subsidiary of Rio Tinto, has guaranteed the obligations of the service provider under this agreement. At September 30, 2020, there were no amounts due from 9539549 Canada Inc. Amounts due had earned interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the CMSA, which are net settled with the 2.5% completion support fee described in (v) below.

(v)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (CSU) in favour of the commercial banks and the export credit agencies. In consideration for providing the CSU, Turquoise Hill is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges. The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the CMSA described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

September 30, 2020	Page| 25

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including International Accounting Standard (IAS) 34 Interim Financial Reporting.

($ in millions, except per share information)	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2020	2020	2020	2019

Revenue	$264.4	$278.0	$130.7	$221.4

Income for the period	$161.7	$72.3	$19.0	$109.5

Income attributable to owners of Turquoise Hill	$128.6	$72.6	$45.2	$113.1

Basic and diluted income per share attributable to owners of Turquoise Hill (a)	$0.64	$0.36	$0.22	$0.56

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2019	2019	2019	2018

Revenue	$209.2	$382.7	$352.7	$346.2

Income (loss) for the period	$45.1	$(736.7)	$105.2	$95.0

Income (loss) attributable to owners of Turquoise Hill	$71.7	$(446.5)	$111.2	$101.0

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill (a)	$0.36	$(2.22)	$0.55	$0.50

(a)	Basic and diluted income (loss) per share has been recalculated pursuant to the share consolidation completed on October 23, 2020 for all periods presented.
(b)

During the three months ended September 30, 2020, the Company determined that it had incorrectly accounted for the impact of capitalised intragroup borrowings in the calculation of non-controlling interests, therefore understating the income attributable to the non-controlling interest in each of the periods ended March 31, 2020 and June 30, 2020. As a result of these adjustments, income attributable to the non-controlling interest increased by $10.2 million and $12.3 million in the three month periods ended March 31, 2020 and June 30, 2020, respectively.

Factors necessary to understand general trends in the select unaudited quarterly financial information are summarised below.

Change in revenue over the periods presented has resulted mainly from variable metal prices combined with changes in sales volume. Revenue in the five consecutive quarters ended September 30, 2020 was lower than the previous three quarters due to lower sales volumes impacted by lower gold and copper production as the mine transitioned to Phase 4B and Phase 6B ore and stockpiles. Revenue in Q3’20 and Q2’20 benefitted from higher head grade and recovery as mining in Phase 4B and 6B went deeper into the pit. Revenue in Q1’20 was negatively impacted by a lower average price of copper as an immediate reaction to the ongoing COVID-19 pandemic. During Q3’20, average copper prices rebounded to higher levels than were seen pre COVID-19.

Revenue for the three consecutive quarters ended June 30, 2019 was higher due to the increased gold revenues driven by the significant increase in gold production as Oyu Tolgoi benefitted from the processing of Phase 4A ore that contained higher gold content during these periods.

Change in income (loss) over the periods presented resulted mainly from the changes in revenue noted above and adjustments made for impairment charges and deferred tax assets. Loss for the quarter ended June 30, 2019 was impacted by a $0.6 billion impairment charge to the Oyu Tolgoi cash-generating unit whereby the

September 30, 2020	Page| 26

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Company assessed the recoverable amount of the Oyu Tolgoi cash-generating unit to be $8.7 billion compared to a carrying value of $9.3 billion, leading to an impairment charge of $0.6 billion at June 30, 2019.

Income for the period in the quarter ended December 31, 2018 and in the five consecutive quarters ended September 30, 2020 was positively impacted by deferred tax asset recognition adjustments of $6.2 million, $45.0 million, $118.1 million, $82.0 million, $47.4 million and $131.1 million, respectively. Conversely, income (loss) in the quarters ended March 31, 2019 and June 30, 2019 was negatively impacted by deferred tax asset de-recognition adjustments of $25.7 million and $252.8 million, respectively. The adjustment to deferred tax assets in the quarter ended June 30, 2019 was due to updated operating assumptions in mine planning during the period resulting primarily from timing of sustainable first production as well as the revised estimates of underground development capital, both of which also contributed to the $0.6 billion impairment charge noted above.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

September 30, 2020	Page| 27

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	(Three Months Ended)		(Nine Months Ended)
C1 costs (Stated in $000’s of dollars)	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Cost of sales	167,991	174,188	495,871	567,978
Cost of sales: $/lb of copper sold	2.22	2.44	2.25	2.19
Depreciation and depletion	(42,268)	(34,944)	(128,340)	(134,119)
Provision against carrying value of copper-gold concentrate	-	(1,493)	-	40
Change in inventory	(1,702)	(14,868)	18,182	(42,711)
Other operating expenses	49,909	40,835	144,713	169,078
Less:
- Inventory (write-down) reversal	252	6,197	2,611	1,765
- Depreciation	(629)	(2,373)	(4,579)	(6,004)
Management services payment to Turquoise Hill	7,885	7,569	21,839	23,864
Operating cash costs	181,438	175,112	550,297	579,891
Operating cash costs: $/lb of copper produced	2.27	2.80	2.31	2.32
Adjustments to operating cash costs(1)	3,086	14,442	15,732	35,609
Less: Gold and silver revenues	(65,700)	(55,783)	(155,790)	(334,906)
C1 costs ($‘000)	118,824	133,771	410,239	280,594
C1 costs: $/lb of copper produced	1.48	2.14	1.72	1.12

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	6,496	3,640	21,068	13,943
Asset retirement expense	(3,076)	2,100	(145)	6,163
Royalty expenses	15,505	11,134	39,960	51,595
Ore stockpile and stores write-down (reversal)	(252)	(6,197)	(2,611)	(1,765)
Other expenses	603	804	4,069	1,063
Sustaining cash capital including deferred stripping	12,420	32,518	33,913	104,373
All-in sustaining costs ($‘000)	150,520	177,770	506,493	455,966
All-in sustaining costs: $/lb of copper produced	1.88	2.84	2.13	1.82

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Mining costs and milling costs

Mining costs and milling costs are included within operating cash costs. Mining costs per tonne of material mined in Q3’20 are calculated by reference to total mining costs of $45.9 million (Q3’19: $46.5 million) and total material mined of 23.8 million tonnes (Q3’19: 24.9 million tonnes).

Milling costs per tonne of ore treated in Q2’20 are calculated by reference to total milling costs of $59.4 million (Q3’19: $69.7 million) and total ore treated of 10.1 million tonnes (Q3’19: 10.1 million tonnes).

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

September 30, 2020	Page| 28

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital	September 30,	December 31,
(Stated in $000’s of dollars)	2020	2019

Inventories (current)	$185,656	$175,719
Trade and other receivables	32,059	27,047
Trade and other payables:
- trade payables and accrued liabilities	(292,250)	(389,476)
- payable to related parties	(79,422)	(65,903)

Consolidated working capital	$(153,957)	$(252,613)

Contractual obligations

The following section of this MD&A discloses contractual obligations in relation to the Company’s lease, purchase, power and asset retirement obligations. Amounts relating to these obligations are calculated on the assumptions of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations as at September 30, 2020 to the financial statements and notes is provided below.

(Stated in $000’s of dollars)	Project Finance Facility	Purchase obligations	Other Obligations	Power commitments	Lease liabilities	Decommissioning obligations

Commitments (MD&A)	$4,347,375	$589,218	$336,617	$320,362	$21,303	$225,993
Cancellable obligations		(467,128)		(173,965)	-	-
(net of exit costs)
Accrued capital expenditure		(84,860)	84,860	-	-	-
Discounting and other adjustments	(144,732)	-		-	(4,619)	(114,732)
Financial statement amount	$4,202,643	$37,230	$421,477	$146,397	$16,684	$111,261

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosures.

September 30, 2020	Page| 29

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Jo-Anne Dudley is a “qualified person” as that term is defined in NI 43-101.

CAUTIONARY STATEMENTS

Language regarding reserves and resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company Mineral Resources and Mineral Reserves, readers should refer to the OTTR20 filed by the Company on August 28, 2020, the AIF of the Company for the year ended December 31, 2019, and other continuous disclosure documents filed by the Company since January 1, 2020 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States investors concerning estimates of measured, indicated and inferred resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with NI 43 -101, and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with SEC disclosure requirements.

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the arbitration proceedings, including the potential benefits, timing and outcome of the arbitration proceedings; the expectations set out in the OTTR20; the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaint filed against the Company; liquidity, funding sources, funding requirements and planning and the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU); the amount of any funding gap to complete the Oyu Tolgoi Project; the amount and potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s and Rio Tinto’s understanding regarding the raising of supplemental senior debt and the Company’s ability to raise supplemental senior debt; the Company’s and Rio Tinto’s understanding regarding the process for identifying and considering other funding options; the Company’s and Rio Tinto’s understanding regarding the scope and timing for an equity offering by

September 30, 2020	Page| 30

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

the Company to address any remaining funding gap; the Company’s intention to prioritise funding by way of debt and/or hybrid financing over equity funding; the Company’s expectation of the anticipated funding gap; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of SOPP and related amendments to the PSFA as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19 on the Company’s business, operations and financial condition; capital and operating cost estimates, timing of completion of the definitive estimate review and the scope thereof; mill and concentrator throughput; the outcome of formal international arbitration proceedings; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended; the willingness of third parties to extend existing power arrangements; the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance; the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MoU) as well as the commencement and conclusion of the arbitration proceedings, including the potential benefits, timing and outcome of the arbitration proceedings.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaint filed against the Company; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

September 30, 2020	Page| 31

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi as well as the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU); the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are exclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realised), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language regarding reserves and resources” and “Note to United States investors concerning estimates of measured, indicated and inferred resources” in the section titled CAUTIONARY STATEMENTS – of this MD&A. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of mineral reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

September 30, 2020	Page| 32

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s AIF, as supplemented by the “Risks and Uncertainties” section in this MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

/s/ Ulf Quellmann                                                                                              /s/ Luke Colton

Ulf Quellmann                                                                                                   Luke Colton

Chief Executive Officer                                                                                     Chief Financial Officer

November 13, 2020

Montreal, QC, Canada

September 30, 2020	Page| 33

turquoisehill.com

Turquoise Hill Resources Ltd.
Suite 3680,1 Place Ville- Marie
Montreal Quebec, Canada
H3B 3P2

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